LIMITATION ON AMOUNT
    OF INSURANCE RIDER

    (This limitation is required by the laws of New York State)

In this rider, "we", "our" and "us" mean The Equitable Life Assurance Society of the United States. "You" and "your" mean the Owner of the policy at the time an Owner's right is exercised.

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If the insured person dies before the age of 14 years and 6 months,  the benefit paid may be limited. The total amount of life insurance payable on the life of the insured person under this policy and under all other insurance policies in effect on the Date of Issue of this policy, in our company and all other companies, shall be subject to the following maximum amount limitation:

 Insured Person's                              Maximum Amount
   Attained Age                                  Limitation
------------------                 -------------------------------------

Less than 4 years                  The greater of:
and 6 months                       a) $5,000; or
                                   b) 25% of the total amount of life
                                      insurance in effect on the life of
                                      the applicant for this policy on
                                      its Date of Issue.

Between 4 years                    The greater of:
and 6 months and                   a) $10,000; or
14 years and                       b) 50% of the total amount of life
6 months insurance in effect on the life of the applicant for this policy on its Date of Issue.

"Total amount of life insurance" as used in this rider shall not include: (a) return premium benefits; (b) additional benefits in the event of death by accident; (c) any additional insurance provided by use of dividends; (d) any variable death benefit above the guaranteed minimum death benefit provided under a variable life insurance policy; (e) any additional insurance provided by amounts credited to a policy after its issue; or (f) any insurance provided by a policy in excess of the face amount of insurance in force at the time of demand or death. Any part of this Policy not in excess of the above limits at the date of issue will not become in excess by reason of any later reduction in the amount of insurance on the Applicant's life.

If the total amount of life insurance on the life of the insured person is in excess of this maximum, we will terminate the amount of such excess insurance that is in effect under this policy. We will do this when the insured person dies or upon your earlier written request, but only if we are given satisfactory proof that such excess exists at the time of such death or request.

We will make an appropriate refund of the Monthly Deductions from the Policy Account if such excess insurance is terminated. We will determine the amount of the refund based on the Monthly Deductions made for the terminated insurance, with appropriate adjustments to recognize interest on such deductions (at 4 1/2% per year, compounded annually), any loan on the policy, and any partial withdrawal of the net cash surrender value. We will pay the refund to you if the insured person is living at the time of payment. If the insured person is not then living, we will pay it to the beneficiary. When such refund is paid, all of our obligations for such excess insurance terminate.

No such refund will be paid, however, if we have paid an excess amount as part of a death claim without having had proof satisfactory to us that an excess amount of insurance existed.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


                            /s/ James M. Benson
                            James M. Benson, President & Chief Executive Officer


                            /s/ Pauline Sherman
                            Pauline Sherman, Vice President & Secretary



R85-406